                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   Jotan, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   481093 10 2
               --------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey P. Sangalis
                             Rice Partners II, L.P.
                                 5847 San Felipe
                                   Suite 4350
                              Houston, Texas 77057
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No. 481093 10 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OF ABOVE PERSON

      Rice Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            12,096,929 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          18,819,705
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             12,096,929 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,819,705
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,819,705/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      79.9%/(2)/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

(1) Represents shares of Common Stock of the Issuer subject to a currently exercisable warrant.
(2) The total number of outstanding shares of Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include shares issuable pursuant to currently exercisable warrants and Series A Convertible Preferred Stock. See Item 5(a).

                                  SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP No. 481093 10 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OF ABOVE PERSON

      Shea Ralph.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NA

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            950,000 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          18,819,705
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             950,000 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,819,705
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,819,705/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      79.9%/(2)/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

(1) Represents shares of Common Stock owned prior to the transactions described herein.
(2) The total number of outstanding shares of Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include shares issuable pursuant to currently exercisable warrants and Series A Convertible Preferred Stock. See Item 5(a).

ITEM 1.    SECURITY AND ISSUER

           The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Jotan, Inc., a Florida corporation (the "Issuer"), the principal executive offices of which are located at 118 West Adams Street, Jacksonville, Florida 33201.

ITEM 2.    IDENTITY AND BACKGROUND

     1. (a)-(c),(f) Rice Partners II, L.P. This statement is being filed on behalf of Rice Partners II, L.P., a Delaware limited partnership ("Rice"). Rice is engaged in the principal business of acquiring and holding securities for investment purposes. The principal offices of Rice are located at 5847 San Felipe, Suite 4350, Houston, Texas 77057.

           Shea Ralph. Shea Ralph ("Ralph") is the Vice Chairman of the Issuer and until March 4, 1997, the closing date of the transactions reported herein, was the Chairman and Chief Executive Officer of the Issuer. His address is 118 West Adams Street, Jacksonville, Florida 33201.

           (d)       Rice:      None.

                     Ralph:     None.

           (e)       Rice:      None.

                     Ralph:     None.

     2.    (a)       Rice:      Enumerated Persons:

                     Rice Capital Group IV, L.P., a Delaware limited partnership, is the general partner of Rice, and is engaged in the principal business of serving as Rice's general partner and providing management and consulting services to Rice and other entities. RMC Fund Management, L.P., a Delaware limited partnership, is the general partner of Rice Capital Group IV, L.P., and is engaged in the principal business of being Rice Capital Group IV, L.P.'s general partner and providing management and consulting services to Rice Capital Group IV, L.P. and other entities. Rice Mezzanine Corporation, a Texas corporation, is the general partner of RMC Fund Management, L.P., and is engaged in the principal business of being RMC Fund Management, L.P.'s general partner and providing management and consulting services to RMC Fund Management, L.P. The principal offices of Rice Capital Group IV, L.P., RMC Fund Management and Rice Mezzanine Corporation are located at 5847 San Felipe, Suite 4350, Houston, Texas 77057. Other than Rice Capital Group IV, L.P., RMC Fund Management and Rice Mezzanine Corporation there are no other persons for whom information is required to be given by General Instruction C to Schedule 13D with respect to Rice.

                         The executive officers and directors of Rice Mezzanine
                      Corporation are as follows:

                     Name                           Position
                     ----                           --------
                     Don K. Rice           Director, President, Secretary and
                                           Treasurer

                     Jeffrey P. Sangalis   Director, Managing Director, Vice
                                           President and Assistant Secretary

                     Jeffrey A. Toole      Director, Managing Director, Vice
                                           President and Assistant Secretary

                     James P. Wilson       Director, Managing Director, Vice
                                           President and Assistant Secretary

           (b) The address of each of the enumerated executive officers and directors is the principal offices of Rice Mezzanine Corporation.

           (c) The principal employment, name of employer and principal business of each of the enumerated Rice Mezzanine Corporation executive officers and directors is as follows:
                     Messrs. Rice, Sangalis, Toole and Wilson are employed at Rice Mezzanine Corporation in the capacities described above.

           (d)       None for any of the enumerated persons.

           (e)       None for any of the enumerated persons.

           (f) Each of the individual enumerated persons is a citizen of the United States.

           Ralph:    Not applicable.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSON AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Rice: Beneficial ownership of the reported securities was acquired by Rice through the utilization of working capital derived from contributions of capital by its partners and in consideration for an investment in the Issuer as more fully described in Item 4.

           Ralph:    Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

     Rice:

           On March 4, 1997, the Issuer, Rice, F-Southland, L.L.C. ("FS"), FF-Southland, L.P. ("FFS"), F-Jotan, L.L.C. ("FJ"), Ralph and David Freedman ("Freedman") entered into a Preferred Stock and Warrant Purchase Agreement (the "Preferred Stock Agreement"), pursuant to which Rice purchased 40,000 shares of the Issuer's Series B Redeemable Preferred Stock ("Series B Preferred Stock") for a purchase price of $8 million and was issued warrants (the "Rice Warrants") to acquire 12,096,929 shares of Common Stock of the Issuer, FS purchased 5,000 shares of the Series B Preferred Stock for a purchase price of $1 million and was issued warrants (the "FS Warrants") to acquire 1,557,031 shares of Common Stock of the Issuer and FFS purchased 5,000 shares of the Series B Preferred Stock for a purchase price of $1 million and was issued warrants (the "FFS Warrants") to acquire 1,557,031 shares of Common Stock of the Issuer. The Rice Warrants, the FS Warrants and the FFS Warrants are together referred to herein as the "Warrants." The Preferred Stock Agreement is attached hereto as Exhibit 1.

           The designation of rights of the Series B Preferred Stock set forth in Articles of Amendment to the Issuer's Articles of Incorporation, which are attached hereto as Exhibit 3, provides, among other things, that the holders of the Series B Preferred Stock have the right to elect a majority of the members of the Issuer's board of directors. This right is exercisable by action of the holders of a majority of the issued and outstanding shares of Series B Preferred Stock.

           Also on March 4, 1997, the Issuer, Rice, FS and FFS entered into a Note Purchase Agreement (the "Note Purchase Agreement") pursuant to which Rice purchased Senior Subordinated Notes in an aggregate principal amount of $7 million, FS purchased Senior Subordinated Notes in an aggregate principal amount of $1 million and FFS purchased Senior Subordinated Notes in an aggregate principal amount of $1 million.

           The Warrants provide that the aggregate exercise price for all of the Common Stock issuable thereunder will not exceed $200 as to any of Rice, FS or FFS, and that the Warrants will be exercisable until February 28, 2007. The Warrants are immediately exercisable. Rice currently intends to hold the Rice Warrants for investment purposes and has no immediate intention to exercise the Rice Warrants.

           In connection with the above described transactions, Rice, the Issuer, FS, FFS, FJ, Ralph and Freedman entered into a Shareholder Agreement (the "Shareholder Agreement") providing, among other things, that each of Rice, FS, FFS, FJ, Ralph and Freedman agreed to vote all shares of capital stock of the Issuer owned by them such that a majority of the board of directors of the issuer will consist of persons nominated by Rice, so long as Rice owns, directly or indirectly, capital stock of the issuer that is equal to or greater than 10% of Rice's original equity investment in respect of the total capital stock of the Issuer (subject to certain adjustments), and if Rice owns less than

           10% of Rice's original equity investment in respect of the total capital stock of the Issuer, to elect one person nominated by Rice to serve as a director of the Issuer so long as Rice owns any equity interest in the Issuer. The Shareholder Agreement similarly requires all of the named persons to vote all shares of capital stock of the Issuer owned by them for the election of one person designated by FS and FFS to serve as a director of the Issuer. The Shareholder Agreement is attached hereto as Exhibit 2.

                 Pursuant to the rights described above, as of the closing of the Preferred Stock Agreement and the Note Purchase Agreement, the size of the board of directors was set at five, and three persons designated by Rice, Philip A. Davidson, Jeffrey P. Sangalis and James
           P. Wilson were elected to serve as directors of the Issuer. The remaining two directors are Jeremiah M. Callahan, an individual affiliated with FS, FFS and FJ, and Ralph, both of whom were serving as directors at the time of closing.

                 The above transactions facilitated the completion by the Issuer of a $12 million senior revolving credit facility and $27 million in senior term/acquisition facilities (the "Senior Credit Facilities"). A portion of these funds, together with funds received pursuant to the Note Purchase Agreement and the Preferred Stock Agreement, were applied at closing to consummate the purchase by the Issuer of all issued and outstanding shares of common stock of Southland Holding Company ("SHC"), for an aggregate purchase price of approximately $27.5 million, and the payment to the selling shareholders of non-competition payments in the amount of approximately $6.5 million (the "Southland Acquisition").

                 Rice is engaged in the principal business of acquiring and holding securities for investment purposes. The above transactions were entered into by Rice for investment purposes in order to facilitate the financing of the Southland Acquisition and to provide the Issuer with sufficient capital to pursue additional possible acquisitions in the future. The described transactions have provided Rice with control of the Issuer by virtue of its right to acquire, upon exercise of the Rice Warrants, a majority of the outstanding Common Stock of the Issuer and its right to designate, as described above, persons to serve as a majority of the board of directors of the Issuer.

                 Except as described above, Rice has no plans or proposals to:

                 (a) acquire additional securities of the Issuer or to dispose of any securities of the Issuer;
                 (b) enter into, or cause the Issuer or any of its subsidiaries to enter into, any extraordinary corporate transactions, other than that the Issuer plans to seek other acquisition opportunities as a means of expanding its business;
                 (c) enter into or cause the Issuer or any of its subsidiaries to sell or transfer a material amount of its assets;
                 (d) change the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above and except that (1) the Issuer may seek to hire a new Chief Executive Officer and (2) the Issuer may seek to add an independent director to the board of directors, in which event Rice may exercise its right to designate an additional director;
                 (e) change the present capitalization or dividend policy of the Issuer;
                 (f) make any other material change in the Issuer's business or corporate structure;
                 (g) make any change in the issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
                 (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
                 (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
                 (j)   any action similar to those described above.

           Ralph:

                 Ralph has joined in this filing by virtue of his execution of the Shareholder Agreement, which has resulted in his being deemed a member of the "group" consisting of Rice, FS, FFS and FJ that has resulted from the purchase of the Warrants pursuant to the Preferred Stock Agreement and the agreement contained in the Shareholder Agreement that the parties thereto will vote for the election of directors of the Issuer as described above. Ralph agreed to execute and deliver the Preferred Stock Purchase Agreement and the Shareholder Agreement to facilitate the investments in the Issuer made by Rice, FS and FFS and the other transactions described above.

                 Except as described above, Ralph has no plans or proposals to:

                 (a) acquire additional securities of the Issuer or to dispose of any securities of the Issuer;
                 (b) enter into, or cause the Issuer or any of its subsidiaries to enter into, any extraordinary corporate transactions, other than that the Issuer plans to seek other acquisition opportunities as a means of expanding its business;
                 (c) enter into or cause the Issuer or any of its subsidiaries to sell or transfer a material amount of its assets;
                 (d) change the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
                 (e) change the present capitalization or dividend policy of the Issuer;
                 (f) make any other material change in the Issuer's business or corporate structure;
                 (g) make any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
                 (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
                 (j)   any action similar to those described above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           As to Rice and Ralph:

                 Rice, Ralph, FS, FFS and FJ may be deemed to be members of a "group" as a result of the purchase of the Warrants pursuant to the Preferred Stock Agreement and the agreement contained in the Shareholder Agreement that the parties thereto will vote for the election of directors of the Issuer as described above. The other party to those agreements, Freedman, is not included as a member of such group, or as a reporting person, because he does not at this time own beneficially any voting securities of the Issuer, but does hold certain incentive stock options that may become exercisable in the future. Each of Rice, Ralph, FS, FFS and FJ disclaims beneficial ownership of the Warrants and all other securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their being parties to the Preferred Stock Agreement and the Shareholder Agreement as described above.

                 The following table sets forth certain information regarding the beneficial ownership of the Common Stock that would be issued to Rice, FS and FFS assuming the immediate exercise of the Warrants, that is owned by Ralph, and that would be issuable to FJ upon conversion of its shares of Series A Convertible Preferred Stock of the Issuer.

           Rice Partners II, L.P.(Rice Warrants)             Shares of Common Stock
           -------------------------------------             ----------------------
           (a)   Beneficial Ownership:                          18,819,705  /(1)/
                 Percentage Ownership:                               79.9%  /(2)/

           (b)   Sole Voting Power:                             12,096,929
                 Shared Voting Power:                           18,819,705
                 Sole Disposition Power:                        12,096,929
                 Shared Disposition Power:                      18,819,705

           F-Jotan (Series A Convertible Preferred Stock).   Shares of Common Stock
           ----------------------------------------------    ----------------------
           (a)   Beneficial Ownership:                          18,819,705
                 Percentage Ownership:                               79.9%

           (b)   Sole Voting Power:                              2,658,714
                 Shared Voting Power:                           18,819,705
                 Sole Disposition Power:                         2,658,714
                 Shared Disposition Power:                      18,819,705


           F-Southland, L.L.C.(FS Warrants)                  Shares of Common Stock
           --------------------------------                  ----------------------
           (a)   Beneficial Ownership:                          18,819,705
                 Percentage Ownership:                               79.9%

           (b)   Sole Voting Power:                              1,557,031
                 Shared Voting Power:                           18,819,705
                 Sole Disposition Power:                         1,557,031
                 Shared Disposition Power:                      18,819,705

           FF-Southland, L.L.C.(FFS Warrants)                Shares of Common Stock
           ---------------------------------                 ----------------------
           (a)   Beneficial Ownership:                          18,819,705
                 Percentage Ownership:                               79.9%

           (b)   Sole Voting Power:                              1,557,031
                 Shared Voting Power:                           18,819,705
                 Sole Disposition Power:                         1,557,031
                 Shared Disposition Power:                      18,819,705

           Shea Ralph (Common Stock)                         Shares of Common Stock
           -------------------------                         ----------------------
           (a)   Beneficial Ownership:                          18,819,705
                 Percentage Ownership:                               79.9%

           (b)   Sole Voting Power:                                950,000
                 Shared Voting Power:                           18,819,705
                 Sole Disposition Power:                           950,000
                 Shared Disposition Power:                      18,819,705

           The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through Rice.

                 (1) Rice Capital Group IV, as the general partner of Rice, RMC Fund Management, L.P., as the general partner of Rice Capital Group IV, and Rice Mezzanine Corporation, as the general partner of RMC Fund Management, L.P. may be deemed to beneficially own the Warrant and the Common Stock issuable on its exercise.
                 (2) The total number of outstanding shares of Common Stock most recently reported by the Issuer was 5,679,411; the percentage ownership shown includes as outstanding the shares of Common Stock issuable pursuant to the Warrants and Series A Convertible Preferred Stock as described above pursuant to Rule 13d-3(d)(1)(i).

     (c) No transactions in the capital stock of the Issuer were undertaken by Rice or by Ralph during the sixty days preceding the date of this filing except as described above at Item 4.

     (d)   None.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As to Rice and Ralph:

           See Item 4 above. The Preferred Stock Agreement includes provisions that:

     (i) adjust the number of shares of Common Stock issuable pursuant to the Warrants in the event of stock splits, combinations, corporate reorganizations, other similar transactions affecting the Common Stock and in the event of the issuance of Common Stock or securities convertible into Common Stock for consideration less than fair market value of the Common Stock or the exercise price of the Warrants,
     (ii) prohibit action by the Issuer to amend its bylaws in a way that would adversely affect the rights of the holders of Warrants,
     (iii) prohibit the payment of dividends or distributions, or the redemption of securities, without the consent of the holders of the Warrants,
     (iv) prohibit the sale, lease or other transfer of the Issuer's assets or operations other than in the ordinary course of business, without the consent of the holders of the Warrants,
     (v) prohibit the Issuer from entering into any new business without the consent of the holders of the Warrants,
     (vi) prohibit the Issuer from entering into transactions with its directors, officers, employees or shareholders, or their affiliates or relatives, except on terms that the holders of the Warrants deem fair and reasonable,
     (vii) except for certain permitted transactions, prohibit the Issuer from acquiring debt or equity interests in any person without the consent of the holders of the Warrants, and
     (viii) prohibit modifications to the employment agreements of certain key employees without the consent of the holders of the Warrants.

           The Preferred Stock Agreement also provides that if the board of directors of the Issuer resolves that the Issuer should discontinue filing reports with the Commission under the Securities Exchange Act of 1934, such action will only become effective if approved by majority vote of the Issuer's shareholders other than Rice, FS, FFS and FJ, provided that such special voting rights will not apply to (a) transactions in which the Issuer sells all or part of its capital stock, (b) transactions in which Rice, FS, FFS or FJ sell any of their capital stock of the Issuer, or (c) any other transaction entered into by Rice, FS, FFS or FJ.

     The Shareholder Agreement includes provisions that:

     (i) grant to the holders of the Warrants and FJ preemptive rights to purchase, with certain exceptions, their pro rata shares of any issuances by the Issuer of Common Stock or securities convertible into Common Stock,

     (ii) require that the holders of the Warrants be paid a dilution fee to the extent that dividends are paid on Common Stock of the Issuer while the Warrants are outstanding,
     (iii) subject to the Senior Credit Facilities, grant to the holders of the Warrants a "put option" to require the Issuer to purchase the Warrants or the shares of Common Stock issued upon exercise thereof upon the earliest to occur of (a) February 28, 2005, (b) the repayment of all indebtedness under the Note Purchase Agreement, (c) a material change in the ownership of the Issuer other than by Rice, FS or FFS, (d) Rice does not have the legal right to elect a majority of the board of directors of the Issuer,
     (e) except as permitted by the Issuer's senior loan agreement, the Issuer enters into a material merger, sale of assets or similar transaction, or
     (f) an event of default occurs and is continuing under the Note Purchase Agreement; the put option price is the higher of the book value or the fair market value of the Common Stock (provided that fair market value will be applicable only if there is an active market at the specified level for the Issuer's Common Stock),
     (iv) grant to the Issuer a "call option" to purchase the Warrants, or Common Stock issued upon exercise thereof, at any time after February 28, 2003 at the same price as is applicable to the put option described above,
     (v) provide as between Rice, FS, FJ (in certain circumstances) and FFS rights of first refusal and co-sale as to dispositions of their Warrants or shares of Common Stock issued upon exercise thereof, and
     (vi) grant to Rice demand registration rights on two occasions, and grant to Rice, FS and FFS "piggyback" registration rights, at the expense of the Issuer and grant FJ demand registration rights on at least one occasion.

           The Articles of Amendment containing the designation of rights of the Series B Preferred Stock provides, among other things, that:

     (i) dividends will accrue thereon at an annual rate of 8%, and may be paid either in cash or in additional shares of Series B Preferred
     Stock,
     (ii) the Issuer may redeem the Series B Preferred Stock at any time, but only upon the payment of a premium that declines from 12.5% during the first year after issuance to 0% following the fifth anniversary of issuance,
     (iii) the Issuer is required to redeem the Series B Preferred Stock on March 4, 2005,
     (iv) the consent of the holders of the Series B Preferred Stock is required for the Issuer to take any of specified actions that would adversely affect the holders of Series B Preferred Stock, including the issuance of any senior equity securities and the making of certain restricted payments to holders of junior securities.

           The foregoing is only a summary of the Preferred Stock Agreement, the Shareholder Agreement and the terms of the Series B Preferred Stock, and is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits to this Schedule 13D, and are hereby incorporated by reference.

           To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than those contained in the Agreements referenced above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           1. Preferred Stock and Warrant Purchase Agreement dated as of February 28, 1997, by and between the Issuer, Rice, FS, FFS, FJ, Ralph and Freedman and the related forms of Warrants.

           2. Shareholder Agreement dated as of February 28, 1997, by and between the Issuer, Rice, FS, FFS, FJ, Ralph and Freedman.

           3. Articles of Amendment to Restated Articles of Incorporation of Jotan, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             RICE PARTNERS II, L.P.

                                 By:  Rice Capital Group IV, L.P.,
                                      its General Partner

                                      By:  RMC Fund Management, L.P.,
                                           its General Partner

                                           By:  Rice Mezzanine Corporation,
                                                its General Partner


                                           By: /s/ Jeffrey P. Sangalis
                                              ------------------------------
                                              Jeffrey P. Sangalis
                                              Managing Director

                                      /s/ Shea Ralph
                              ----------------------------------
                                      Shea Ralph